UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 5)

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RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Acorn International, Inc.
(Name of the Issuer)

Acorn International, Inc.
First Ostia Port Ltd.
Second Actium Coin Ltd.
Robert W. Roche
Ritsuko Hattori-Roche
Catalonia Holdings, LLC
Bireme Limited
(Names of Persons Filing Statement)

Ordinary Shares*
American Depositary Shares
(Title of Class of Securities)

004854204**
(CUSIP Number)

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Acorn International, Inc. 5/F, YueShang Plaza 1 South Wuning Road Shanghai 200042 People’s Republic of China Tel.: +86 21-5151 8888	First Ostia Port Ltd. Second Actium Coin Ltd. Cricket Square, Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands Tel.: +1 (708) 430-9337	Robert W. Roche 5/F, YueShang Plaza 1 South Wuning Road Shanghai 200042 People’s Republic of China Tel.: +86 21-5151 8888
Ritsuko Hattori-Roche c/o OAR Management, Inc. 9911 S. 78th Avenue Hickory Hills, IL 60457 Tel.: +1 (708) 430-9337	Catalonia Holdings, LLC 1209 Orange Street Wilmington, DE 19801 Tel.: +1 (708) 430-9337	Bireme Limited Cricket Square, Hutchins Drive PO Box 2681 Grand Cayman, KY1-1111 Cayman Islands Tel.: +1 (708) 430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
**	This CUSIP applies to the American Depositary Shares.

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With copies to:

Don S. Williams, Esq. Hogan Lovells International LLP Suite 1804-1808, Park Place 1601 Nanjing Road West Jing An District Shanghai 200040 China Tel.: +86 21 6122 3800	Jean M. Roche, Esq. Jean M. Roche & Associates c/o OAR Management, Inc. 9911 S. 78th Avenue Hickory Hills, IL 60457 Tel.: +1 (708) 430-9337

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This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
US$53,990,010.90	US$ 5,890.31

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***    Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $1.05 for 51,419,058 outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction (the “Transaction Valuation”).

****  The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Acorn International, Inc., a Cayman Islands exempted company (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share” and, collectively, the “Shares”), including the Shares represented by American Depositary Shares (“ADSs”), each representing 20 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) First Ostia Port Ltd., a Cayman Islands exempted company (“Parent”); (c) Second Actium Coin Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Robert W. Roche, our co-founder and Executive Chairman (“Mr. Roche”); (e) Mr. Roche’s wife, Ritsuko Hattori-Roche (“Ms. Hattori-Roche”); (f) Catalonia Holdings, LLC (“Catalonia”); and (g) Bireme Limited (“Bireme”, together with Parent, Merger Sub, Mr. Roche, Ms. Hattori-Roche and Catalonia, collectively, the “Buyer Group”).

This Transaction Statement relates to the agreement and plan of merger dated as of October 12, 2020 by and among the Company, Parent and Merger Sub (the “Merger Agreement”), pursuant to which Merger Sub was merged with and into the Company (the “Merger”) and ceased to exist, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and became a wholly-owned subsidiary of Parent at the effective time of the Merger (the “Effective Time”). Each of Parent and Merger Sub was formed solely for the purpose of the Merger. At the Effective Time, the Company became directly owned by Parent, which is controlled by the Buyer Group.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15.    Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On January 22, 2021, at 10:00 a.m. (Shanghai time), an extraordinary general meeting of the shareholders of the Company was held at the offices of Hogan Lovells International LLP, Suite 1804-1808, Park Place, 1601 Nanjing Road West, Jing An District, Shanghai 200040, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to (i) authorize and approve the execution, delivery and performance of the Merger Agreement and the plan of merger required to be filed with Registrar of Companies of the Cayman Islands (the “Cayman ROC”), in the form attached as Appendix 1 to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger; (ii) authorize each of directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger; and (iii) a resolution to adjourn the meeting in order to allow the Company to solicit additional proxies in the event that there were insufficient proxies received at the time of the meeting to pass the aforesaid two proposals.

On January 26, 2021, the Company filed the Plan of Merger with the Cayman ROC, which was registered by the Cayman ROC as of January 26, 2021, pursuant to which the Merger became effective three business days after the date the Plan of Merger was registered, i.e., January 29, 2021. As a result of the Merger, at the Effective Time, the Company became a wholly owned subsidiary of Parent, which is controlled by the Buyer Group.

More particularly, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$1.05 per Share (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time represented the right to receive US$21.00 per ADS (the “Per ADS Merger Consideration”) (less any applicable ADS Depositary fees (US$0.05 per ADS cash distribution fee) payable pursuant to the terms of deposit agreement dated as of May 2, 2007, as amended by Amendment No.1 to the Deposit Agreement, dated as of November 30, 2015, among the Company, Citibank N.A. (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”)), in each case in cash, without interest, and net of any applicable withholding taxes. Notwithstanding the foregoing, the following Shares (including Shares represented by ADSs) were not converted into the right to receive the consideration in the immediately preceding sentence but were cancelled and ceased to exist at the Effective Time:

(a)     Shares (the “Excluded Shares”) beneficially owned immediately prior to the Effective Time by any of Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of the Company or Parent, and in each case not held on behalf of third parties, which Excluded Shares were cancelled and ceased to exist, and no consideration is delivered or deliverable in exchange thereof;

(b)    Shares (the “Dissenting Shares”) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights (the “Dissenting Shareholders”) pursuant to Section 238 of the Cayman Islands Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), and from the Effective Time such Dissenting Shareholders ceased to have any rights of a shareholder of the Company except the right to be paid the “fair value” of such Dissenting Shares as specified under the Cayman Islands Companies Law; and

(c)     an aggregate of 2,797,644 Shares (the “Note Shares”) owned by our Lead Director, Pierre Cohade, our Chief Executive Officer, Jacob A. Fisch, and Harry Hill, were exchanged for non-convertible promissory notes bearing interest at the rate of 6% per annum, and having face value equal to the merger consideration which these shareholders would otherwise have been entitled to receive in the form of cash, such notes being payable by Parent and having a term of six months (the “Notes”), renewable for an additional six-month term at the election of Parent. From the Effective Time such Note holders ceased to have any rights of a shareholder of the Company except the right to be paid in accordance with the applicable Notes.

As a result of the Merger, upon the Effective Time, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”), and the Company will cease to be a publicly traded company. The Company has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the ordinary shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. and the Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16.     Exhibits

(a)-(1)	Proxy Statement of the Company, dated as of December 21, 2020.**
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of Depositary’s Notice and Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated as of October 12, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 13, 2020.
(b)-(1)

Loan and Security Agreement, dated as of August 14, 2020 between the Parent and East West Bank, incorporated herein by reference to Exhibit 99.2 to the Schedule 13-D/A filed by the Buyer Group with the SEC on August 19, 2020.*

(c)-(1)	Opinion of Duff & Phelps, dated as of October 10, 2020, incorporated herein by reference to Annex C of the Proxy Statement.
(c)-(2)	Fairness Analysis Presented to the Special Committee of Independent Directors by Duff & Phelps on October 10, 2020.***
(d)-(1)	Agreement and Plan of Merger, dated as of October 12, 2020, among Parent, Merger Sub and the Company, incorporated herein by reference to Annex A of the Proxy Statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.

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*        Confidential treatment has been requested for certain confidential information contained in this exhibit.

**      Previously filed on December 21, 2020.

***    Previously filed on November 27, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021

Acorn International, Inc.

By:	/s/ Jacob Alexander Fisch
	Name:	Jacob Alexander Fisch
	Title:	Chief Executive Officer
First Ostia Port Ltd.

By:	/s/ Theresa M. Roche
	Name:	Theresa M. Roche
	Title:	Director
Second Actium Coin Ltd.

By:	/s/ Theresa M. Roche
	Name:	Theresa M. Roche
	Title:	Director
Robert W. Roche

By:	/s/ Robert W. Roche
	Name:	Robert W. Roche
Ritsuko Hattori-Roche

By:	/s/ Ritsuko Hattori-Roche
	Name:	Ritsuko Hattori-Roche
Catalonia Holdings, LLC

By:	/s/ Theresa M. Roche
	Name:	Theresa M. Roche
	Title:	Manager
Bireme Limited

By:	/s/ Ritsuko Hattori-Roche
	Name:	Ritsuko Hattori-Roche
	Title:	Director

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